SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Notification of Earnings Release Conference and Non-Deal Roadshow

1. Earnings Release Conference

1) Date & Time	: 1) 4:00 p.m. ~ 5:00 p.m. (Korea time) on April 16, 2009 in Korean
2) 9:00 p.m. ~ 10:00 p.m. (Korea time) on April 16, 2009 in English

2) Venue & Method	:  Earnings release conference in Korean:
- Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

‚ Conference call in English:
- Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

3) Objective	: To announce Q1 ‘09 earnings results

4) Participant	: Institutional investors, securities analysts, etc.

5) Sponsor	: LG Display Co., Ltd.

6) Subject	: Q1 ‘09 earnings results and Q&A

2. Non-Deal Roadshow

1) Venue & Period	: 1) Seoul, Singapore, Hong Kong, New York, Boston, San Francisco, Los Angeles: April 17, 2009 ~ May 1, 2009
2) London, Tokyo, and so on : Mid of May, 2009

2) Method	: Group Meeting, One-on-One Meeting

4) Sponsors	: Hyundai Securities (Seoul),
Woori Investment & Securities (Singapore, Hong Kong, London, and so on),
JP Morgan (New York, Boston, San Francisco, Los Angeles), Daiwa Securities (Tokyo)

5) Subject	: Q1 ‘09 earnings results and Q&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 8, 2009	By:	/s/ Kyeong Lae Lee
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/ Finance & Risk Management Department